EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY
Statement Re:  Ratio of Earnings to Fixed Charges
Thousands, except per share amounts
(Unaudited)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Fixed Charges, as defined:
Interest on Long-Term Debt	$37,447	$33,605	$34,294	$34,651	$34,330
Other Interest	1,937	4,022	4,116	4,648	2,665
Amortization of Debt Discount and Expense	1,503	700	711	716	808
Interest Portion of Rentals	1,735	1,551	1,523	1,465	1,357
Total Fixed Charges, as defined	$42,622	$39,878	$40,644	$41,480	$39,160
Earnings, as defined:
Net Income	$75,122	$69,525	$74,497	$63,415	$58,149
Taxes on Income	46,671	40,678	44,060	36,234	32,720
Fixed Charges, as above	42,622	39,878	40,644	41,480	39,160
Total Earnings, as defined	$164,415	$150,081	$159,201	$141,129	$130,029
Ratio of Earnings to Fixed Charges	3.86	3.76	3.92	3.40	3.32